

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2024

Maria M. Pope
President, Chief Executive Officer, and Director
Portland General Electric Co.
121 SW Salmon St.
Portland, OR 97204

> **Re: Portland General Electric Co.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 6, 2024**

Dear Maria M. Pope:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program